SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

INMUNE BIO INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45782T 105
(CUSIP Number)

David J. Moss INmune Bio Inc. 225 NE Mizner Blvd, Suite 640 Boca Raton, FL 33432 (858) 964-3720

With Copies To:

Thomas Rose, Esq. David Manno, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th floor New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45782T 105	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David J. Moss
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,882,956 (1)(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,882,956 (1)(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,956 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14	TYPE OF REPORTING PERSON IN

*	Represents the percentage ownership based on 17,945,995 shares of common stock of INmune Bio Inc., Inc. outstanding as of April 20, 2022.

(1)	Includes 646,005 shares that may be acquired pursuant to the exercise of stock options within 60 days of this Schedule 13D/A.

(2)	Does not include 283,334 held in the Moss Childrens Trust FBO Joseph Moss and the Moss Childrens Trust FBO Noah Moss, over which the Reporting Person is not the beneficial owner and holds no voting power.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of INmune Bio Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 225 NE Mizner Blvd, Suite 640, Boca Raton, FL 33432.

Item 2. Identity and Background.

(a)	David J. Moss, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is INmune Bio Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 225 NE Mizner Blvd, Suite 640, Boca Raton, FL 33432.

(c)	Reporting Person is the Chief Financial Officer of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States

Item 3. Source and Amount of Funds or Other Consideration.

On January 19, 2021, the Reporting Person was granted an option to purchase 59,337 shares of common stock of the Issuer at an exercise price of $24.82. The option was granted pursuant to the Issuer’s 2017 Stock Incentive Plan. Twenty-five percent of the option vested 12 months from the date of grant and thereafter the remaining unvested option vests and becomes exercisable pro rata on a monthly basis over three (3) years (1/36 per month) until the option is 100% vested which shall occur on the four-year anniversary of the date of grant.

On June 22, 2021, the Reporting Person was granted an option to purchase 70,663 shares of common stock of the Issuer at an exercise price of $17.49. The option was granted pursuant to the Issuer’s 2021 Stock Incentive Plan. Twenty-five percent of the option will vest 12 months from the date of grant and thereafter the remaining unvested option will become vested and exercisable pro rata on a monthly basis over three (3) years (1/36 per month) until the option is 100% vested which shall occur on the four-year anniversary of the date of grant.

On July 7, 2021, and July 8, 2021, the Reporting Person disposed of 8,698 shares of the Issuer’s common stock and 16,302 shares of the Issuer’s common stock, respectively, pursuant to a Rule 10b5-1 trading plan. The shares were sold in multiple transactions ranging from $20.00 to $20.03, and $20.00 to $20.14, respectively.

On July 16, 2021, the Reporting Person exercised an option in a cash transaction for 25,000 shares of common stock of the Issuer at an exercise price of $3.91 per option under Rule 16(b)(3). The option was granted to the Reporting Person under the Company’s 2019 Stock Incentive Plan.

On October 22, 2021, and October 25, 2021, the Reporting Person disposed of 1,142 shares of the Issuer’s common stock and 13 shares of the Issuer’s common stock at $20.00 per share pursuant to a Rule 10b5-1 trading plan.

On October 27, 2021, the Reporting Person disposed of 2,079 shares of the Issuer’s common stock at $20 per share pursuant to a Rule 10b5-1 trading plan.

On November 3, 2021, the Reporting Person disposed of 1,025 shares of the Issuer’s common stock at $20 per share pursuant to a Rule 10b5-1 trading plan.

On March 21, 2022, the Reporting Person was granted an option to purchase 130,000 shares of the Issuer’s common stock at an exercise price of $7.92. The option was granted pursuant to the Issuer’s 2021 Stock Incentive Plan. One third (1/3) of the option will vest at the one-year anniversary of the grant date and the remaining unvested option will become vested and exercisable 1/24th every month thereafter until the option is 100% vested which shall occur on the three-year anniversary of the grant date.

On March 22, 2022, the Reporting Person acquired 17,793 shares of the Issuer’s common stock directly from the Issuer at $8.43 per share.

Item 4. Purpose of Transaction.

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 1,882,956 shares of the Issuer’s common stock, which represents approximately 10.1% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 1,882,956 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities of the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

David J. Moss

April 21, 2022	By:	/s/ David J. Moss
	Name:	David J. Moss

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